UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 24, 2007**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast
Minneapolis, Minnesota   **55413**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On October 24, 2007, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended September 28, 2007. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

    (c)   Exhibits

                99.1 Press Release dated October 24, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: October 25, 2007   By: _____

                             Its: Vice President, General Counsel and Secretary

Exhibit 99.1

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



News Release

FOR IMMEDIATE RELEASE:
Wednesday, October 24, 2007

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD THIRD QUARTER RESULTS
SALES INCREASE 3 PERCENT
EARNINGS PER SHARE UP 11 PERCENT
OPERATING PROFIT MARGIN UP 100 BASIS POINTS FROM LAST YEAR

MINNEAPOLIS, MN (October 24, 2007) - Graco Inc. **(NYSE: GGG)** today announced record results for the quarter ended September 28, 2007, with sales increasing 3 percent and net earnings increasing 5 percent. Diluted net earnings per share were 60 cents versus 54 cents last year, an 11 percent increase.

Third Quarter Highlights

- Sales for the quarter were $207.3 million, a 3 percent increase from last year. Higher sales in the Industrial and Lubrication segments more than offset a 3 percent decline in Contractor Equipment.

- Sales in Europe and Asia remained strong and were up 23 percent and 17 percent, respectively.

- Third quarter operating profit margin of 28.2 percent was 100 basis points higher than last year's third quarter.

- Third quarter after-tax net profit margin was 18.9 percent.

- Graco repurchased 2.3 million shares of its common stock in the third quarter.

"We are pleased to report an 11 percent increase in earnings per share this quarter," said President and Chief Executive Officer Patrick J. McHale. "Our strong international sales, improved profitability and share repurchases led to a double-digit increase in earnings per share this quarter. While conditions in certain end-markets in the Americas remain challenging, our consolidated results demonstrate the benefit of having a broad product offering and the growing importance of our international business."

Consolidated Results

Sales of $207.3 million in the third quarter were 3 percent higher than the prior year. In the Americas, third quarter sales decreased 7 percent to $124.4 million. Lower sales in the Contractor and Industrial segments were responsible for the sales decline in the Americas this quarter. In Europe, net sales of $53.1 million were 23 percent higher than last year. Translated at consistent exchange rates, net sales increased 15 percent. In Europe, double-digit growth occurred in all segments this quarter. In the Asia Pacific region, net sales of $29.8 million were 17 percent higher than the third quarter of 2006. Translated at consistent exchange rates, net sales increased 16 percent. Higher sales in the Contractor and Industrial segments led to the increase in the Asia Pacific region this quarter.

More . . .

Graco's gross profit margin, expressed as a percentage of sales, was 53.4 percent for the quarter versus 52.7 percent for the same period last year. Despite higher material costs, gross profit margin improved primarily as the result of the favorable impact of foreign exchange rate changes.

Graco's operating profit margin, expressed as a percentage of sales, was 28.2 percent for the third quarter versus 27.2 percent a year ago. Overall operating expenses were up slightly from last year driven by higher selling, marketing and distribution spending, which offset lower product development and general and administrative spending.

Cost of goods sold and operating expenses include approximately $0.5 million of costs and expenses related to the Lubriquip integration.

Graco's effective tax rate was 31.7 percent for the third quarter and 33.6 percent year to date. The lower effective tax rate in the third quarter resulted from expiring statutes of limitations and a higher than expected benefit upon filing of prior year tax returns.

When compared to 2006 results, the weaker U.S. dollar versus foreign currencies helped increase third quarter results. Favorable translation rates increased net sales and net earnings by approximately $3.5 million and $1.5 million for the third quarter, respectively.

Year-to-date, Graco has repurchased 4.3 million shares of its common stock for $170 million. Approximately 7.8 million shares remain under its share repurchase authorizations, including 7 million shares authorized by the Board of Directors last month expiring on September 30, 2009.

Segment Results

In the third quarter of 2007, sales in the Industrial segment were $107.8 million, up 7 percent versus the same period last year. Translated at consistent exchange rates, sales increased 5 percent. Sales in the Americas were 5 percent lower and sales in Europe and Asia were up 22 and 15 percent, respectively. Third quarter operating profit margin in Industrial was 34.9 percent versus 30.9 percent last year, reflecting the impact of higher sales and improved profitability from acquired products.

When compared to the third quarter of 2006, worldwide Contractor Equipment segment sales of $76.6 million decreased by 3 percent. Sales were 11 percent lower in the Americas due to declines in both the home center and professional paint store channels. In Europe, sales were up 23 percent and in Asia Pacific sales were 30 percent higher than last year. Operating profit margin of 27.4 percent in the third quarter was slightly higher than last year, driven by favorable product mixture.

Third quarter sales for the Lubrication Equipment segment were $22.8 million, up 2 percent from last year. Operating profit margin for the quarter was 11.3 percent versus 21.2 percent last year. The decline was due to increased spending and consolidation and integration of lubrication operations as planned.

Outlook

McHale concluded, "We are optimistic about continued strength in our international businesses this year and remain cautious in our outlook for sales growth in the Americas. We expect that the portions of our business that have ties to the housing sector in the Americas will continue to be soft until market conditions improve.

Our strategy to expand distribution and increase our global reach is offsetting much of the weakness we are experiencing in the Americas this year. The consolidation of lubrication operations into our new factory is on track and is expected to result in improved profits once integration efforts are completed by the end of the year. We will continue to manage the business for higher sales and earnings while making long-term investments in our key growth strategies including new product development, expanding distribution, entering new markets and pursuing strategic acquisitions."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2006 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company's website at www.graco.com and the Securities and Exchange Commission's website at www.sec.gov.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, October 25, 2007, at 11:00 a.m. ET to discuss Graco's third quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 2:00 p.m. ET on October 25, 2007, by dialing 800.405.2236, Conference ID# 11099424, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through October 28, 2007.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

GRACO INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

	Third Quarter (13 weeks) Ended		Nine Months (39 weeks) Ended	
(In thousands, except per share amounts)	Sept. 28, 2007	Sept. 29, 2006	Sept. 28, 2007	Sept. 29, 2006
Net Sales	**$207,270**	$202,199	**$636,149**	$613,047
Cost of products sold	**96,624**	95,588	**298,409**	286,263
Gross Profit	**110,646**	106,611	**337,740**	326,784
Product development	**7,087**	7,487	**22,903**	22,237
Selling, marketing and distribution	**30,382**	29,081	**91,562**	87,547
General and administrative	**14,641**	15,039	**44,938**	43,516
Operating Earnings	**58,536**	55,004	**178,337**	173,484
Interest expense	**1,034**	342	**1,934**	656
Other expense, net	**39**	170	**25**	179
Earnings before Income Taxes	**57,463**	54,492	**176,378**	172,649
Income taxes	**18,200**	17,100	**59,200**	58,500
Net Earnings	**$ 39,263**	$ 37,392	**$117,178**	$114,149
Net Earnings per Common Share				
Basic	**$0.61**	$0.55	**$1.78**	$1.68
Diluted	**$0.60**	$0.54	**$1.75**	$1.65
Weighted Average Number of Shares				
Basic	**64,797**	67,576	**65,836**	68,042
Diluted	**65,718**	68,711	**66,834**	69,193

All figures are subject to audit and adjustment at the end of the fiscal year.

Segment Information

	Third Quarter (13 weeks) Ended		Nine Months (39 weeks) Ended	
(In thousands)	Sept. 28, 2007	Sept. 29, 2006	Sept. 28, 2007	Sept. 29, 2006
Net Sales				
Industrial	**$107,791**	$101,149	**$327,137**	$305,864
Contractor	**76,649**	78,659	**240,631**	249,518
Lubrication	**22,830**	22,391	**68,381**	57,665
Consolidated	**$207,270**	$202,199	**$636,149**	$613,047
Operating Earnings				
Industrial	**$ 37,597**	$ 31,233	**$111,570**	$ 95,795
Contractor	**21,016**	21,199	**66,662**	71,762
Lubrication	**2,584**	4,747	**7,844**	13,968
Unallocated Corporate	**(2,661)**	(2,175)	**(7,739)**	(8,041)
Consolidated	**$ 58,536**	$ 55,004	**$178,337**	$173,484

All figures are subject to audit and adjustment at the end of the fiscal year.

The Consolidated Balance Sheets, Consolidated Statements of Cash Flow and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.



GRACO

October 25, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen/Ladies:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of October 24, 2007.

Very truly yours,

Karen P. Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures